# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: D-MARKET Electronic Services & Trading, CIK 0001850235
CUSIP: 23292B104
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Date of event which requires filing of this statement: 11/11/2025
Filed by CIK 0001985487
Persons authorized to receive notices and communications: David Ferguson, 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013, 7 727 3306710; Copy to: Era Anagnosti, DLA Piper LLP (US), 500 8th Street, N.W., Washington, District Of Columbia (DC), 20004, (202) 799-4000

## Reporting persons
- Joint Stock Company Kaspi.kz (CIK 0001985487): type of reporting person: corporation (CO); citizenship or place of organization: Kazakstan (1P); source of funds: working capital (WC); sole voting power 213,246,220; shared voting power 0; sole dispositive power 213,246,220; shared dispositive power 0; aggregate amount beneficially owned 213,246,220 (66.35% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Name of issuer: D-MARKET Electronic Services & Trading
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D originally filed by Joint Stock Company Kaspi.kz, a joint stock company incorporated under the laws of Kazakhstan (the "Reporting Person"), with the Securities and Exchange Commission (the "SEC") on February 5, 2025 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person with the SEC on July 30, 2025 ("Amendment No. 1" and, together with the Schedule 13D, the "Schedule 13D, as amended"), relating to the ordinary shares, nominal value TRY 0.20 per share (the "Ordinary Shares") of D-MARKET Electronic Services & Trading (the "Issuer"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Schedule 13D, as amended, is hereby supplemented by adding the following:

On November 11, 2025, the Reporting Person entered into a stock purchase agreement with TurkCommerce B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) duly incorporated and validly existing under the laws of the Netherlands (the "Seller") relating to the sale and purchase of Ordinary Shares of the Issuer (the "2025 Stock Purchase Agreement"). Pursuant to the 2025 Stock Purchase Agreement, the Reporting Person agreed to purchase, and the Seller agreed to sell, 10,000,000 Ordinary Shares of the Issuer for the aggregate purchase price of USD 29,500,000. Closing of the transaction contemplated by the 2025 Stock Purchase Agreement is expected to occur on or about November 18, 2025, subject to customary closing conditions.

On October 20, 2025, the Issuer announced it will seek shareholder approval for a share capital increase of 35,842,294 Ordinary Shares at an Extraordinary General Assembly meeting to be held on November 17, 2025. The Reporting Person intends to vote in favor of the share capital increase (the "Capital Increase"). As a shareholder of the Issuer, the Reporting Person will be entitled to certain preemptive rights arising in connection with the anticipated Capital Increase. The Reporting Person intends to exercise its preemptive rights and subscribe for its pro rata portion of the Ordinary Shares to be issued in the Capital Increase, which would result in the acquisition of an additional 29,841,006 Ordinary Shares. Additionally, the Reporting Person may subscribe for all or a portion of the remaining 6,001,288 Ordinary Shares in the Capital Increase to the extent that any other shareholder does not exercise its preemptive rights.

The disclosure in Item 4 of the Schedule 13D, as amended, is hereby amended by replacing the last paragraph of that item with the following:

The Reporting Person re-examines its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake with respect to its investment may be made at any time and from time to time and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; and other factors and future developments. The Reporting Person may consider, explore and/or develop plans and/or formulate proposals with respect to its investment in the Issuer and propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 6 of the Schedule 13D, as amended, is hereby supplemented by adding the following:

The disclosure set forth above in Item 4 regarding the 2025 Stock Purchase Agreement is incorporated herein and is qualified by reference to the text thereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D, as amended, is hereby supplemented as follows:

Exhibit 4 Stock Purchase Agreement, dated November 11, 2025, between TurkCommerce B.V. and Joint Stock Company Kaspi.kz.

## Signatures
- Joint Stock Company Kaspi.kz: /s/ Mikheil Lomtadze, Mikheil Lomtadze/Chief Executive Officer (11/13/2025)